Free Writing Prospectus

(to the Preliminary Prospectus Supplement dated June 26, 2024)

Filed Pursuant to Rule 433

Registration Statement No. 333-277287

ESSENT GROUP LTD.

Pricing Term Sheet

June 26, 2024

6.250% Notes due 2029 (the “Notes”)

Issuer: Principal Amount: Maturity Date: Coupon:	Essent Group Ltd. (the “Company”) $500,000,000 July 1, 2029 6.250% per annum
Public Offering Price: Yield to Maturity: Underwriting Discount Trade Date:	99.632% of principal amount, plus accrued interest, if any, from July 1, 2024 6.337% 0.600% June 26, 2024
Settlement Date*:	July 1, 2024

Ratings**:	Moody’s: Baa3 (positive) / S&P: BBB- (stable)

Spread to Benchmark Treasury:	+ 200 basis points

Benchmark Treasury:	4.500% due May 31, 2029

Benchmark Treasury Price/Yield:	100-22 ¾ / 4.337%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2025

Optional Redemption:	Prior to June 1, 2029 (1 month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:

The net proceeds from this offering, after deducting the underwriting discount but before deducting estimated offering expenses, are expected to be approximately $495,160,000.

The Company intends to use the net proceeds from this offering (i) to repay all of the borrowings outstanding under the term loan portion of its existing credit facility which, as of March 31, 2024, were scheduled to mature on December 10, 2026, and amounted to $425 million in aggregate principal amount with a weighted average interest rate of 7.06%, and (ii) for general corporate purposes.

CUSIP/ISIN:	29669JAA7 / US29669JAA79

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Citizens JMP Securities, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Huntington Securities, Inc. KeyBanc Capital Markets Inc. M&T Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*Note: The Company expects to deliver the Notes against payment for the Notes on the third business day following the pricing of the Notes (T+3). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes more than one business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Essent Group, Ltd. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that Essent Group has filed with the SEC for more complete information about Essent Group and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC by calling 1-212-834-4533; or BofA Securities, Inc. at 1-800-294-1322.

Any disclaimers or other notices that may appear on this pricing term sheet below the text of this legend are not applicable to this communication and should be disregarded. Such disclaimers or notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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